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18008624

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC
Mail Processing
Section
AUG 27 2018
Washington DC
408

SEC FILE NUMBER
8-28032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (Date) AND ENDING June 30, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1953 San Elijo Ave - Suite 203
(No. and Street)

Cardiff (City) CA (State) 92007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Capozza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Please see attached acknowledgement

Notary Public

[signature]

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California)

County of San Diego)

On Aug. 24th, 2018 before me, Rebecca Kussmann, Notary Public,
(here insert name and title of the officer)

personally appeared Steven Capozza

_______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

REBECCA KUSSMANN
Notary Public - California
San Diego County
Commission # 2252558
My Comm. Expires Aug 16, 2022

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Oath or Affirmation (Keystone Capital)

containing 2 pages, and dated Aug. 24th, 2018

The signer(s) capacity or authority is/are as:

- [x] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) ______________
  Title(s)
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other: ______________

representing: ______________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
- ○ form(s) of identification
- ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

- [ ] Additional Signer(s)
- [ ] Signer(s) Thumbprint(s)
- [ ] ______________

Keystone Capital Corporation
Annual Statement of Financial Condition
Index
June 30, 2018

Page

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Keystone Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Keystone Capital Corporation (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
August 24, 2018

Keystone Capital Corporation
Statement of Financial Condition
June 30, 2018

Assets		
Cash	$	168,381
Receivable from clearing organization		8,096
Other receivables		37,380
Security deposit		25,165
Prepaid expenses and other assets		9,828
Total Assets	$	248,850
Liabilities and Stockholder's Equity		
Liabilities:		
Commission payable	$	9,202
Accounts payable and accrued expenses		8,675
Total Liabilities		17,877
Stockholder's equity		
Common stock		1,050
Additional paid in capital		1,856,742
Accumulated deficit		(1,626,819)
Total Stockholder's Equity		230,973
Total Liabilities and Stockholder's Equity	$	248,850

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Keystone Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Key Acquisition, LLC (the "Parent"). The Company was incorporated in 1982 in accordance with the laws of the State of California.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with its clearing firm.

During March 2018, the members of the Parent entered into an agreement, (the "Sales Agreement") subject to regulatory approval, whereby such members would sell their membership units to an unaffiliated third party ("Coinbase"). It is Coinbase's intent for the Company, along with other affiliates, to effect digital currency offerings, beginning in the second quarter of fiscal 2019. Such change in ownership was approved by FINRA in June 2018. See also Note 9.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue Recognition
Revenues on consulting, trade routing and brokerage services are recognized in the period in which the related services are performed and that collectability is reasonably assured. Revenue from trade routing and brokerage services is on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable
Accounts receivable consists of revenues recognized but not yet collected. Management evaluates collectability of the balance and had concluded that no allowance is necessary as of June 30, 2018.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2018. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of California are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2015.

3. RELATED PARTIES

During the year ended June 30, 2018, the Company was party to an arrangement with the Parent whereby the Parent supplied office space to the Company. All such amounts were either paid to or forgiven by the Parent, and as such, no amounts were due at June 30, 2018. (See also Note 8)

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2018, the Company's Net Capital was $167,424 which was above the required Net Capital by $162,424. At June 30, 2018, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.11 to 1.

5. STOCKHOLDER'S EQUITY

As of June 30, 2018, 10,000 shares of common stock with a par value of $1.00 per share were authorized, and 1,050 shares were issued and outstanding.

6. INCOME TAXES

During the year ended June 30, 2018, the Company incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses.

At June 30, 2018, the Company had approximately $1,068,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company's ability to utilize these NOLs is limited by Internal Revenue Code Section 382 (IRC 382) and related Treasury Regulations because of recent changes in ownership of the Company. The estimated NOLs will expire at various times through 2038. At June 30, 2018, the Company did not have any deferred tax assets since the Company believes that it may not be able to utilize the NOLs.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

8. COMMITMENTS AND CONTINGENCIES

The Company is party to a non-cancellable sub lease arrangement, as amended, with the Parent for office space ending on September 30, 2018. The remaining future rental payments under this agreement equal $15,000.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2018 and through the date of this report there were no such claims.

9. SUBSEQUENT EVENTS

On August 13, 2018, the Sales Agreement referred to in Footnote 1 was completed. In connection with this transaction, the Parent infused an additional $200,000 in regulatory capital.

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no other subsequent events requiring disclosure in these financial statements.